07021845

RECEIVED

L'OREAL
International Financial Information Department

12th March, 2007

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

PROCESSED
MAR 19 2007
THOMSON
FINANCIAL

Re: <u>L'Oréal S.A. -- File No. 82-735</u>

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosures of trading in the Company's own shares from January 29th, 2007 to March 1st, 2007 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tél. +33 (0)1 47 56 70 00
Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 125 225 382 Euros - 632 012 100 R.C.S. Paris - NAF 245 C - FR 10 632 012 100

L'ORÉAL

Disclosure of trading in own shares



Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 29/01/2007 to 02/02/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
29/01/2007	50 000	81,53	4 076 660,00
30/01/2007	50 000	81,48	4 074 070,00
Total	**100 000**		**8 150 730,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15.8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL

Disclosure of trading in own shares



Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 16/02/2007 to 23/02/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
16/02/2007	100 000	80,04	8 004 000,00
20/02/2007	70 000	81,24	5 687 070,00
21/02/2007	50 000	81,58	4 078 850,00
22/02/2007	150 000	82,52	12 378 375,00
23/02/2007	80 000	81,73	6 538 328,00
Total	**450 000**		**36 686 623,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15.8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities

M. Jean-Régis CAROF

☎ : 01.47.56.83.02

http://www.loreal-finance.com

Financial analysts and institutional investors

Mme Caroline MILLOT

☎ : +33.(0)1.47.56.86.82

Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

L'ORÉAL

Disclosure of trading in own shares



Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 27/02/2007 to 01/03/2007 period:

Session of	Number of shares	Weighted average price in €	Amount in €
27/02/2007	150 000	81,64	12 245 700,00
28/02/2007	150 000	79,54	11 930 745,00
01/03/2007	163 000	78,29	12 760 455,00
Total	**463 000**		**36 936 900,00**

These transactions have been made without use of derivative instruments.

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15.8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities

M. Jean-Régis CAROF

☎ : 01.47.56.83.02

http://www.loreal-finance.com

Financial analysts and institutional investors

Mme Caroline MILLOT

☎ : +33.(0)1.47.56.86.82

Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

L'OREAL
International Financial Information Department

12th March, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosure of total number of voting rights and number of shares in the capital at January 31st, 2007 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

L'ORÉAL

Disclosure of total number of voting rights and number of shares in the capital at 01/31/07



Pursuant to article L-233-8 of French "Code de Commerce" and 22-12-5 4 of the AMF's General Regulations:

Total number of shares	639 616 410
Number of real voting rights (without own shares)	604 976 810
Theorical number of voting rights (including own shares)	639 616 410

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 14.5 billion in 2005, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com]. This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."

RECEIVED
2007 MAR 15 A 10: 41

L'OREAL
International Financial Information Department

12th March, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Disclosure of total number of voting rights and number of shares in the capital at February 28th, 2007 as filed with the French *Autorité des Marchés Financiers.*

Very truly yours,

The International Financial
Information Director

Jean-Régis CAROF

L'ORÉAL

Disclosure of total number of voting rights and number of shares in the capital at 02/28/07

Pursuant to article L-233-8 of French "Code de Commerce" and 223-16 of the AMF's General Regulations:

Total number of shares	626, 128, 160
Number of real voting rights (without own shares)	604, 568, 210
Theoretical number of voting rights (including own shares)	626, 128, 160

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15.8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores. Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL

Individual shareholders and market authorities
M. Jean-Régis CAROF
☎ : 01.47.56.83.02
http://www.loreal-finance.com

Financial analysts and institutional investors
Mme Caroline MILLOT
☎ : +33.(0)1.47.56.86.82
Fax : +33.(0)1.47.56.80.02

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

"This document does not constitute an offer to sell, or a solicitation of an offer to buy, L'Oréal shares. If you wish to obtain more comprehensive information about L'Oréal, please refer to the public documents registered in France with the Autorité des Marchés Financiers [which are also available in English on our Internet site: www.loreal-finance.com].
This document may contain some forward-looking statements. Although the Company considers that these statements are based on reasonable hypotheses at the date of publication of this release, they are by their nature subject to risks and uncertainties which could cause actual results to differ materially from those indicated or projected in these statements."



END